FRUTAROM
FOUNDED 1933

October 31, 2006

File No. 82-4357

SEC MAIL PROCESSING
RECEIVED
NOV 3 2006
WASH, D.C. 160 SECTION

RECEIPT ACKNOWLEDGED

06018250

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following items, which were made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and/or London Stock Exchange and were or will be made public by such exchange/s or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated August 10, 2006 through October 31, 2006

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period August 10, 2006 through October 31, 2006

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:45 30-Oct-06
Number	2277L

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 30, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	791,645	1.37	1.37	1.35	1.35
2	Bank Leumi Ltd. Group	Ordinary	2,438,119	4.23	4.23	4.17	4.17
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	728,545
Change in number of shares:	63,100
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,557,039
Change in number of shares:	-118920
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Status of Senior Officers
Released	15:47 24-Oct-06
Number	9690K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 24, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status
Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at April 20, 2005:

Name	Type of I.D. number	I.D. Number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D. Number	052731569	President and CEO
Uzi Netanel	I.D. Number	007599798	External Director
Gil Leidner	I.D. Number	50776889	External Director
Alon Granot	I.D. Number	057210247	Executive VP
Yoni Glickman	I.D. Number	026071530	Executive VP
Yoav Barak	I.D. Number	053670352	Internal Auditor
Hans Abderhalden	Other I.D. Number	004817414	Director
Yair Serrousi	I.D. Number	053654927	Director
Kobi Levy	I.D. Number	057386278	Executive VP
Eyal Shohat	I.D. Number	025609694	VP Legal Affairs

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	15:37 24-Oct-06
Number	9680K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 24, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report regarding Termination of Senior Officeholder
Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First Name: Gur
   Last Name: Zamir
   Type of I.D. number: Israeli I.D.
   I.D. Number: 024047904
   Citizenship/Country of Incorporation or Registration: Israeli citizen

2. Position held: Controller

3. Termination Date: October 22, 2006
   Holds office since: May 1, 2001

4. To the best of the Company's knowledge the termination is not under circumstances that need to be brought to the shareholders attention.

5. Reason for Termination: Resignation

6. Position he will continue to hold in the Company: None.

7. After termination will the Senior Officeholder continue to be:

   a. An Interested Party: No.
   b. A Senior Officeholder: No.

8. Date and time when the Company first became aware of the reported event: October 22, 2006 at 12:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:28 24-Oct-06
Number	9670K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: ,Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 24, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	728,545	1.26	1.26	1.25	1.25
2	Bank Leumi Ltd. Group	Ordinary	2,557,039	4.43	4.43	4.38	4.38
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	798,804
Change in number of shares:	-70,259
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,636,439
Change in number of shares:	-79,400
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:21 04-Oct-06
Number	9340J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 4, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	798,804	1.38	1.38	1.37	1.37
2	Bank Leumi Ltd. Group	Ordinary	2,636,439	4.57	4.57	4.51	4.51
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,803
Change in number of shares:	19,001
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,636,439
Change in number of shares:	-72,000
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition of Acatris Health
Released	08:19 03-Oct-06
Number	8456J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

3 October, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business that its release was delayed in accordance with Regulation 36(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

Regulation 36(b),(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of Acatris Health

Frutarom Industries Ltd. ("**Frutarom**") announced that on Sunday, October 1, 2006, it signed an agreement for the acquisition of 100% of the issued and paid up share capital of the American Acatris Inc., the Dutch Acatris Specialities Holding B.V. and the Belgian Acatris Belgium N.V. (together hereinafter referred to as: "**Acatris Health**"), in consideration for a cash payment of Euro 10.5 million paid upon signing the acquisition agreement from Frutarom's own resources. The acquisition was executed through Frutarom's wholly owned subsidiaries.

Acatris Health, a global health ingredients company in Belgium and the Netherlands, is a member of the Dutch Royal Schouten Group N.V. Acatris Health is engaged in the development, production, sale and marketing of unique and innovative botanical ingredients for the dietary supplement and functional food markets. Acatris Health's LifeLine product range includes Linumlife, Fenulife, and Soylife, which are strong, reputable product brands and enjoy both licenses and patents that effectively promote and protect the sales of these clinically-proven natural health ingredients. Acatris Health sells its products to over 450 leading companies in the food supplement, functional food and cosmetic markets, largely in Western Europe and the United States.

With its staff of 38, Acatris Health has achieved sales of $14.7 million (11.6 million Euro) in 2005 with margins similar to that of Frutarom's Fine Ingredients Division. Frutarom expects that Acatris Health's activities will grow in the coming years at an above-industry rate largely due to increased sales of its unique, branded, proprietary patented products that enjoy above average profitability.

The acquisition of Acatris Health is an important strategic acquisition for Frutarom that represents another step in the implementation of Frutarom's rapid growth strategy. The acquisition of Acatris Health will significantly strengthen Frutarom's unique, natural product portfolio that is offered to its customers, particularly in the dietary supplement and functional food markets that are enjoying rapid growth, as well as strengthening Frutarom's leadership position in these markets.

A high degree of synergy exists between the current activities of Acatris Health and Frutarom, which Frutarom will diligently work to realize. Acatris Health's activity will be merged within the global structure of Frutarom's Fine Ingredients Division, and will be combined with the successful activity of Flachsmann Switzerland, acquired by Frutarom in 2003.

In accordance with Regulation 36(c) of the Securities Regulations (Periodic and Immediate Reports) 1970) (the "**Regulations**") the company states that, due to the confidential selling process conducte by the sellers, and due to the concern that reporting the transaction at an earlier date might hav adversely impacted its conditions for Frutarom and jeopardized its execution, Frutarom's Board (Directors decided based on Section 36(b) of the Regulation to defer any publication regarding th transaction until its completion.

On October 1, 2006 at 12:30 PM, the cause for the delay was removed.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:41 25-Sep-06
Number	4212J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 25, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	779,803	1.35	1.35	1.33	1.33
2	Bank Leumi Ltd. Group	Ordinary	2,708,439	4.70	4.70	4.64	4.64
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	852,449
Change in number of shares:	-72,646
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,815,439
Change in number of shares:	-107,000
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	12:28 21-Sep-06
Number	2899J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 21, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	852,449	1.48	1.48	1.46	1.46
2	Bank Leumi Ltd. Group	Ordinary	2,815,439	4.88	4.88	4.82	4.82
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	852,449
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,815,439
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	778,332
Change in number of shares:	000,60
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:07 18-Sep-06
Number	1141J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 18, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	852,449	1.48	1.48	1.46	1.46
2	Bank Leumi Ltd. Group	Ordinary	2,815,439	4.88	4.88	4.82	4.82
3	Frutarom Trust Ltd.	Ordinary	778,332	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,453,301
Change in number of shares:	-600,852
Comments: On September 12, 2006 the ownership of Bank Leumi Ltd. Group ownership of the investment and mutual funds management company "Psagot Ofek" was transferred to a third party in a sale outside of the Tel Aviv Stock Exchange.	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,918,372
Change in number of shares:	-102,933
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	778,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 11-Sep-06
Number	73301

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

September 10, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,453,301	2.52	2.52	2.49	2.49
2.	Bank Leumi Ltd. Group	Ordinary	2,918,372	5.06	5.06	4.99	4.99
3	Frutarom Trust Ltd.	Ordinary	778,332	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,508,587
Change in number of shares:	-55,286
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,918,372
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	778,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Change-Shareholders' Register
Released	10:33 05-Sep-06
Number	4934I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

04 September, 2006

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31 of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of September 4, 2006 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Mr. Daniel Lipman
   Details of the change: transfer of 1,976 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

2. Name of the shareholder to whom change relates:
   Mr. Mark Lipman
   Details of the change: transfer of 416 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: September 4, 2006 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.

Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:45 04-Sep-06
Number	41271

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 4, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,508,587	2.62	2.62	2.58	2.58
2	Bank Leumi Ltd. Group	Ordinary	2,918,372	5.06	5.06	4.99	4.99
3	Frutarom Trust Ltd.	Ordinary	778,332	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,508,587
Change in number of shares:	-45,558
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,918,372
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	778,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Issuance of Option Warrants
Released	10:52 30-Aug-06
Number	22991

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

30 August 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate report regarding issuance of rights to purchase shares (convertible securities to issued and paid-up share capital)

Regulation 32 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. On January 31,2006, the Company resolved to grant rights to purchase Company's ordinary shares:

   Securities allotted: Option Warrants;
   Amount of securities allotted: 725,000;
   Total amount received for securities allotted: 0;
   Type of shares upon exercise of securities: Ordinary Shares;
   Security # of share (on Tel Aviv Stock Exchange) upon exercise: 1081082;
   Amount of shares upon full exercise of securities: 725,000;
   Total consideration received upon full exercise of securities to shares: 22,524,300 NI!
   Period in which securities can be exercised: upto January 31, 2012;
   Will ssecurities be registered for trade: yes.

2. The issuance of the above mentioned securities is pursuant to the immediate report of material private offer filed on January 4, 2006.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 29-Aug-06
Number	1555I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 28, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,554,145	2.69	2.69	2.66	2.66
2	Bank Leumi Ltd. Group	Ordinary	2,918,372	5.06	5.06	4.99	4.99
3	Frutarom Trust Ltd.	Ordinary	778,332	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,559,626
Change in number of shares:	-5,481
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,848,372
Change in number of shares:	70,000
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,532
Change in number of shares:	800
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Statement re 2nd Qrtr Results
Released	07:45 22-Aug-06
Number	9370H

To: The London Stock Exchange

Dear Sir/Madame,

Re: Approval of June 30, 2006 Financial and Directors Reports of Frutarom Industries Ltd. ("Company")

1. On August 21, 2006 the board of directors of the Company approved the Financial Statements of the Company and the Directors Report for the period ended 30 June, 2006.

2. Enclosed please find a summary of the Financial Statements.

3. The full Financial and Directors Reports are available at the Company's web-site: www.frutarom.com

Sincerely,

(-)
Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES ITS TREND OF SALES GROWTH

SECOND QUARTER SALES TOTALED US$ 72.3 M

Growth of 7.9% compared with the same period last year

SALES FOR THE FIRST HALF TOTALED US$ 143.3 M

Growth of 8.7% compared with the same period in 2005

PROFIT AND PROFITABILITY FOR THE QUARTER ERODED DUE TO TEMPORARY INFLUENCE OF RAW MATERIALS PRICES

Operating profit totaled US$ 9.7 M compared with US$ 11.6 M in the same quarter in 2005

Operating margin reached 13.4% compared with 17.2% in the same quarter of 2005

NET PROFIT ROSE 2. 2% TO US$ 8.6 M

NET PROFIT FOR THE FIRST HALF ROSE 14.4% TO US$ 17.4 M

EARNINGS PER SHARE FOR THE SECOND QUARTER TOTALED US$ 0.15, SAME AS IN THE SAME QUARTER IN 2005

EARNINGS PER SHARE FOR THE FIRST HALF ROSE TO US$ 0.31 COMPARED WITH US$ 0.28 IN THE SAME PERIOD IN 2005

Haifa, Israel - August 22, 2006. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF)

Further to recent years, during the second quarter of 2006 Frutarom achieved growth in sales, while continuing to implement its growth strategy, combining organic growth in core activities (at rates above the industry average), with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions.

Frutarom's sales for the second quarter of 2006 totaled US$ 72.3 million, showing growth of 7.9%, compared with the same quarter of 2005 (sales increased by 7.3% excluding currency effect). Sales for the first half totaled US$ 143.3 million, growing 8.7% compared with the first half of last year (sales increased by 11.1% excluding currency effect).

The following factors were the main contributors to the growth in sales during the quarter:

- Nesse, whose acquisition was completed at the beginning of the year, contributed

about US$ 8.9 million to second quarter sales; the integration of Frutarom's and Nesse's activities is proceeding very successfully, and Frutarom continues working to realize the considerable synergy included in this strategic acquisition, while utilizing the many cross selling opportunities resulting from it.

- Growth in the sales of flavors produced and sold by the Company's Flavors Division.
- Utilization of the synergy and cross selling opportunities between Frutarom's Divisions and between customers and products, both existing and those added through the acquisitions made in recent years.

The increase in sales was offset by the following factors:

- A sharp price decrease, compared with the same period in 2005, in several natural raw materials (mainly grapefruit, vanilla and natural gums) that are sold by the Fine Ingredients Division to the food, flavor and fragrance industries. This decrease in prices also influenced the selling prices of flavor compounds produced by the Flavors Division using these natural raw materials. The prices of these raw materials rose sharply last year due to severe weather conditions in their growing regions. The drop in the prices of these raw materials and their return to normal levels derives from their steady supply this year.
- The ongoing, planned improvement in the product mix of the food systems activity, which began during the second half of 2005 and will be achieved by shifting from low margin products to unique products with high added value and higher margin than average.

Sales during the first half of the year were also influenced by:

- Weakening of the Western European currencies (in which most of Frutarom's sales are made) against the US dollar.
- The relatively long, cold European winter, which continued until May, leading to postponed demand for Frutarom products used in the manufacture of beverages, ice cream, yogurt and other summer products. In the last few months this trend has reversed and Europe is having relatively hot weather.
- A decline in the Trade & Marketing activity of products which are not manufactured by Frutarom in the Israeli market (this activity is not a core business for the Company).

Gross profit for the second quarter totaled US$ 26.3 million compared with US$ 26.9 million, a decline of 2.4%. Gross margin for the second quarter reached 36.3% compared with 40.1% during the same quarter in 2005. The main influence on gross profit and gross margin during the quarter comes from the decline in selling prices of the natural raw materials mentioned above, which are sold by Frutarom's Fine Ingredients Division to the food, flavor and fragrance industries, and from the increase in the prices of synthetic raw materials used by both Divisions for their production, due to the rising prices of energy and fuel in the world. Frutarom estimates that the influence of the lower natural raw materials prices is temporary in nature, and that the recent stability in raw materials prices will contribute to improving the Company's profit margins during the coming

quarters. Further, Frutarom works assiduously to raise the selling prices of its products to achieve improvement in its profit margins in the near future. Gross profit grew during the first half of the year to reach US$ 53.3 million compared with US$ 51.9 million in the first half of 2005. During the first half of the year gross margin reached 37.2% compared with 39.4% in the same period last year.

Operating profit during the second quarter of 2006 totaled US$ 97. million compared with US$ 11.6 million in the same quarter of 2005. Operating profit during the first half of 2006 totaled US$ 20.0 million compared with US$ 20.8 million in the first half of 2005. Operating margin for the quarter reached 13.4% compared with 17.2% in the second quarter of 2005, and to 14.0% during the first half of 2006 compared with 15.8% during the first half of 2005. The decline in gross profit and in gross profitability resulted in a decline in operating profit and operating margin.

Net profit for the second quarter rose 2.2% to US$ 8.6 million compared with US$ 8.4 million in the same quarter of 2005, and net margin reached 11.8% compared with 12.5%. A one time reduction of US$ 1.5 million in the Company's taxes on income, resulting from tax arrangements made recently in Germany following the Nesse acquisition in January 2006, contributed to the Company's net profit. Net profit for the first half of 2006 rose 14.4% to reach US$ 17.4 million compared with US$ 15.2 million for the first half of 2005. Net margin also rose, reaching 12.1% compared with 11.5% in the same half in 2005.

Earnings per share for the second quarter maintained the same level as during the same quarter of 2005 reaching US$ 0.15. Earnings per share for the first half of the year totaled US$ 0.31 compared with US$ 0.28 during the first half last year.

Ori Yehudai, Frutarom Group's President and Chief Executive Officer commented: "Frutarom's management continually seeks to find and execute strategic acquisitions. Frutarom is in contact with several companies that are interesting candidates for potential acquisition, mainly in countries and markets where we already have significant activity." With regard to the war in the north, *Yehudai* said that "Frutarom's two sites in the north—in Haifa and in Acco—which employ some 300 people, operated on a regular basis and supplied the orders of the Company's customers in Israel and worldwide. Frutarom's Board of Directors and management express their appreciation and thanks to the Company's employees in Israel for their extraordinary efforts."

Yehudai concluded by saying that "Frutarom will continue to invest considerable resources in realizing its rapid growth strategy, combining profitable organic growth of core activities with strategic acquisitions of activities and know-how in its main fields of business and in strategic geographic regions with the aim of achieving our ambitious goals while creating value for our shareholders."

Background on the Company

Frutarom is a global company active in global flavor and fine ingredients markets. Frutarom has significant production and development centers on three continents and markets its products on five continents to over 5,000 customers in more than 100 countries. Frutarom's products are intended for the food and beverage, flavor and fragrance, pharmaceutical, nutraceutical, functional food, food additive and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.

- The Fine Ingredients Division, which develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,100 people worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

30 JUNE 2006

	30 June		31 Decemb
	2006	2005	2005
	U.S. dollars in thousands		
	(Unaudited)		(Audited
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	17,080	21,570	33,723
Short-term investments	3,187		
Accounts receivable:			
Trade	53,317	51,630	40,289
Other	10,601	7,694	6,756
Prepaid expenses and advances to suppliers	3,108	2,874	2,206
Inventories	52,922	44,076	46,886
Total current assets	140,215	127,844	129,860
NON-CURRENT ASSETS:			
Property, plant and equipment	99,220	90,338	87,905
Intangible assets	38,983	12,376	10,804
Deferred income tax assets	3,058	2,251	3,319
Other non-current assets	1,958	3,983	1,978
Total non-current assets	143,219	108,948	104,006
Total assets	283,434	236,792	233,866

	30 June	31 Decemb

	2006	2005	2005
	U.S. dollars in thousands		
	(Unaudited)		(Auditec
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	712	1,728	289
Accounts payable:			
Trade	21,207	22,159	17,895
Other	25,883	23,378	22,162
Provisions	929	903	547
Total current liabilities	48,731	48,168	40,893
NON-CURRENT LIABILITIES:			
Loans and credit from banks (net of current maturities)		6,767	
Retirement benefit obligations	8,704	7,956	7,775
Deferred income tax liabilities	5,989	5,610	7,390
Other liabilities	19,256		
Total non-current liabilities	33,949	20,333	15,165
Total liabilities	82,680	68,501	56,058
SHAREHOLDERS' EQUITY:			
Share capital	16,427	16,394	16,399
Additional paid-in capital	92,393	91,219	91,666
Currency translation differences	1,779	(2,815)	(5,160)
Retained earnings:			
Unappropriated	91,356	64,299	73,929
Appropriated			2,005
Cost of company shares held by subsidiary	(1,201)	(806)	(1,031)
Total shareholders' equity	200,754	168,291	177,808
Total shareholders' equity and liabilities	283,434	236,792	233,866

	U.S. Dollars				
EARNINGS PER SHARE:					
BASIC	0.31	0.28	0.15	0.15	0.49
DILUTED	0.30	0.27	0.15	0.14	0.48

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 21-Aug-06
Number	8795H

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

August 20, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,559,626	2.70	2.70	2.67	2.67
2	Bank Leumi Ltd. Group	Ordinary	2,848,372	4.94	4.94	4.88	4.88
3	Frutarom Trust Ltd.	Ordinary	777,532	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,579,880
Change in number of shares:	-20,254
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,848,372
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,532
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:50 14-Aug-06
Number	6063H

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 14, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,579,880	2.70	2.70	2.74	2.74
2	Bank Leumi Ltd. Group	Ordinary	2,848,372	4.94	4.94	4.88	4.88
3	Frutarom Trust Ltd.	Ordinary	777,532	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,549,320
Change in number of shares:	30,560
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,848,372
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,532
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:29 10-Aug-06
Number	4977H

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 10, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,549,320	2.69	2.69	2.65	2.65
2	Bank Leumi Ltd. Group	Ordinary	2,848,372	4.94	4.94	4.88	4.88
3	Frutarom Trust Ltd.	Ordinary	777,532	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,549,320
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,848,372
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,886
Change in number of shares:	-4,354
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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